INVO Bioscience, Inc.
100 Cummings Center,
Suite 421E
Beverly, Massachusetts 01915

                                             February 17, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-0405
Attention:  Ta Tanisha Meadows

Re:  Emy’s Salsa Aji Distribution Company, Inc.
        Item 4.01 Form 8-K, File No: 333-147330

Dear Ms. Meadows:

We have set forth below our responses to the Staff’s comments raised in your letter dated December 12, 2008, regarding Item 4.01 on Form 8-K (the “Registration Statement”) for INVO Bioscience, Inc., formerly Emy’s Salsa Aji Distribution Company, Inc. (the “Company”) that we filed on December 12, 2008.  For ease of your review, the Company’s responses are set forth below the text of each comment raised in your letter.  In addition, we have filed an amendment to the Registration Statement on Form 8-K/A to address these comments and to address typographical and other changes.

Item 4.01 Form 8-K Filed December 12, 2008

1.
We note that the date of the earliest event reported on the cover page is December 5, 2008 and you disclose under Item 4.01 that Berman was dismissed and Webb & Co. was engaged on December 4, 2008.  We also note that the letter filed as Exhibit 4.1 states that Berman was dismissed on December 5, 2008.  Please revise or advise.

We have revised the disclosure in Item 4.01 to clarify that indeed Berman was dismissed on December 5, 2008 and that Webb & Co. was engaged by the Company as of that same date.

2.
Please state whether the decision to change accountants was recommended or approved by the board of directors or any audit or similar committee of the board of directors.  Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

We have revised the disclosure in Item 4.01 to clarify that our Board of Directors approved the dismissal of Berman.

3.
Please revise your disclosures in the first and second paragraphs of item (1) to state the specific period during which there were no disagreements with Berman and no reportable events.  This period should include the two most recent years and any subsequent interim period preceding the dismissal of Berman on December 4, 2008.  Refer to paragraph (a)(1)(v) of Item 304 of Regulation S-K.

We have revised the disclosure in Item 4.01 to clarify that the there were no disagreements with Berman and no reportable events during the two most recent years and any subsequent interim period preceding the dismissal of Berman on December 5, 2008.

4.
Please revise your disclosure in item (2) regarding the specific period during which there was no consultation with Webb & Co.  This period should include the two most recent years and any subsequent interim period preceding the date of the engagement of Webb & Co. on December 4, 2008.  Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

We have revised the disclosure in Item 4.01 to clarify that there was no consultation with Webb & Co. during the two most recent years and any subsequent interim period preceding the engagement of Webb & Co. on December 5, 2008.

U.S. Securities and Exchange Commission
February 17, 2009

5.
Please note that you are also required to file a letter from Berman stating whether the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree.  The updated letter should be filed within two business days of its receipt or 10 business days after filing any amendment as Exhibit 16.1 as opposed to Exhibit 4.1.  Please acknowledge this obligation.  Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We have received and filed an updated letter from Berman stating that the firm agrees with the statements made in the amendment to Item 4.01 in the filing on Form 8-K/A.

In connection with our foregoing responses to your comments, we acknowledge hereby that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *

If you have questions regarding this matter or if you need additional information, please do not hesitate to me contact me on 978-878-9505 or Debbie Klis, of Shulman, Rogers, Gandal, Pordy & Ecker, P.A., 11921 Rockville Pike, Suite #300, Rockville, Maryland 20852, counsel to the Company, at (301) 230-5241.  Thank you in advance for your time and attention

Sincerely,

/s/ Katie Karloff
Katie Karloff
Chief Executive Officer

cc:  Scott Museles, Esq., Shulman Rogers et al
       Elliot Berman, CPA, Berman & Co.
       Derek Webb, CPA, Webb & Co.
       Robert Bowdring, CFO, INVO Bioscience
       Dr. Claude Ranoux